

September 13, 2012

Via E-Mail
Mr. James E. Huston
President and Chief Executive Officer
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, OH 43725

>   **Re:**   **Camco Financial Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 10, 2012**
>   **File No. 333-182719**

Dear Mr. Huston:

We have reviewed your filing and response letter dated September 10, 2012 and have the following comments.

Plan of Distribution, page 42

1. We have considered your preference to use the term "placement agent" as opposed to "underwriter." Please confirm you will do the following:
    - Revise to disclose that you will file a post-effective amendment which must be declared effective prior to any sales by such placement agents;
    - The post-effective amendment will name the placement agent(s) and disclose the material terms of the agency agreement, including the compensation arrangements;
    - Disclose that the placements agent(s) will be subject to liability under Section 11 of the Securities Act and subject to Regulation M of the Exchange Act regulations;
    - Have the compensation arrangements reviewed and passed upon by FINRA; and
    - File the agency agreement with the post-effective amendment.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney